CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED: October 22, 2001

CENTURION ENERGY SPUDS FOURTH EXPLORATION WELL IN EGYPT

Calgary, Alberta: Centurion Energy International Inc. (TSE: CUX) announces that the fourth exploration well in its Egyptian drilling program, Sherbean-1, spudded on October 22, 2001. Sherbean-1 is located in the southern portion of the El Manzala Concession, approximately 6.5 Km to the north of the Abu Monkar-1 discovery of 1998 and 5 Km to the northeast of the recent Gelgel-1 discovery.

The Sherbean-1 well is targeting gas reserves in the Kafr El Sheikh formation, the same formation that tested 21.5 Mmcf/d of gas from Centurion’s Abu Monkar-1 discovery. Sherbean-1 will be drilled to a total depth of approximately 1,275 meters to test a prospect defined by seismic interpretation as a “bright spot”. It is expected the well will reach total depth in approximately 25 days.

A discovery at Sherbean will further enhance Centurion’s gas development plan for the southern portion of the Concession. This Plan of Development includes plans to construct a second pipeline that will connect gas discovered at Abu Monkar and Gelgel to the national gas pipeline grid, and with drilling success, will be expanded to include the Sherbean discovery.

Centurion Energy is the operator and holds a 100% working interest in the 420,000 acre El Manzala concession which is located in the Nile Delta region of Egypt. Centurion Energy is a growing international energy company with a focus on exploration and production in North Africa.

Certain statements in this News Release constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: INFO@CENTURIONENERGY.COM
Web: HTTP://WWW.CENTURIONENERGY.COM